# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Desktop Metal, Inc., CIK 0001754820
CUSIP: 25058X303
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 63 3rd Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 04/02/2025
Amends the filing with accession number 0001193125-23-156298
Filed by CIK 0001071351
Persons authorized to receive notices and communications: Bradford Nelson, 191 University Blvd, Suite 246, Denver, Colorado (CO), 80206, 239-970-4085

## Reporting persons
- Farhad Fred Ebrahimi (CIK 0001071351): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mary Wilkie Ebrahimi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Desktop Metal, Inc.
Address of issuer's principal executive offices: 63 3rd Avenue, Burlington, Massachusetts (MA), 01803

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi (the "Reporting Persons").
Residence or business address: 191 University Blvd, Suite 246, Denver, Colorado 80206
Present principal occupation or employment: Farhad Fred Ebrahimi is a private investor, and Mary Wilkie Ebrahimi is not employed.
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become (or remain) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons paid $360,728 from personal funds to acquire the Common Stock listed in Item 5.

## Item 4. Purpose of Transaction
Purpose of transaction: On April 2, 2025, the Issuer completed its merger (the "Merger") with Nano Dimension Ltd., an Israeli company ("Nano"), pursuant to the Agreement and Plan of Merger, dated as of July 2, 2024, by and among the Issuer, Nano and Nano US I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Nano (the "Merger Agreement"). Upon consummation of the Merger, each outstanding share of Common Stock held by the Reporting Person was cancelled and converted into the right to receive an amount in cash equal to $5.295, and each outstanding equity award of the Issuer held by the Reporting Person was cancelled and, as applicable, converted into cash or Nano securities, in each case in accordance with the Merger Agreement. As a result, on April 2, 2025, the Reporting Person ceased to beneficially own any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi jointly hold 0 shares of the Issuer's Common Stock and 0% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi have:

(i) sole power to vote or to direct the vote: 0 shares
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 0 shares
(iv) shared power to vote or to direct the vote: 0 shares
Transactions in the class effected during the past sixty days:
The following transactions have been effected by the Reporting Persons in the last 60 days or since their last 13D:

Date of Transaction Type of Transaction Quantity Price per share (in US dollars)
03/26/2025 Purchase of Common Stock 45,370 7.00
03/26/2025 Purchase of Common Stock 5,500 7.82

All of these transactions were effected by the Reporting Persons through Fidelity Investments' online brokerage.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: April 2, 2025

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Power of Attorney https://www.sec.gov/Archives/edgar/data/1071351/000119312523156298/d513734dex99a.htm

Exhibit B - Power of Attorney https://www.sec.gov/Archives/edgar/data/1071351/000119312523156298/d513734dex99b.htm

Exhibit C - Agreement regarding filing of joint Schedule 13D. https://www.sec.gov/Archives/edgar/data/1071351/000119312523156298/d513734dex99c.htm

## Signatures
- Farhad Fred Ebrahimi: */s/ Brad Nelson, Brad Nelson as Attorney-in-Fact (04/09/2025)
- Mary Wilkie Ebrahimi: **/s/ Brad Nelson, Brad Nelson as Attorney-in-Fact (04/09/2025)
Comment: *This Schedule 13D was executed by Brad Nelson pursuant to a Power of Attorney referenced in Exhibit A.
**This Schedule 13D was executed by Brad Nelson pursuant to a Power of Attorney referenced in Exhibit B